Exhibit 3

3Q 2018 RESULTS October 26, 2018

This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect current expectations and projections about future events of CEMEX Holdings Philippines, Inc. (“CHP”) based on CHP’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CHP’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CHP or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CHP’s exposure to other sectors that impact CHP’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CHP operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CHP’s ability to satisfy its debt obligations and the ability of CEMEX, S.A.B. de C.V. (“CEMEX”), the ultimate parent company of the major shareholder of CHP, to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CHP’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CHP’s cost-reduction initiatives and implement CHP’s pricing initiatives for CHP’s products; the increasing reliance on information technology infrastructure for CHP’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CHP’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CHP’s business. The information contained in these presentations is subject to change without notice, and CHP is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CHP’s prices for products sold or distributed by CHP or its subsidiaries. Copyright CEMEX Holdings Philippines, Inc. and its subsidiaries

Third Quarter 2018 Highlights Record cement sales volume All-time-highest cement sales to the institutional segment volume in a quarter (3Q18) (August and September) +10% +8% Growth in Domestic Cement Growth in Net Sales (9M18) Volume (9M18)

Domestic Cement Volumes and Prices 9M18 vs. 3Q18 vs. 3Q18 vs. 9M17 3Q17 2Q18 Domestic Volume 10% 5% 2% Cement Price (PHP) (1%) 4% (1%) Domestic cement volumes increased 5% year-over-year during the third quarter. • All-time-highest quarterly sales volume in 3Q18 • Demand mainly driven by sustained infrastructure activity and growth in the residential sector • Cement sales to institutional clients hit record levels in August and September On a year-to-date basis, domestic cement volumes grew 10% compared with the same period last year. Domestic cement prices were 4% higher during the third quarter versus the same period last year. • Prices for the month of September were 4% higher in local-currency than December 2017 levels Sequentially, domestic cement prices were 1% lower, reflecting a higher percentage of picked-up versus delivered cement.

Net Sales Net sales increased year-over-year by 8% both during the Net Sales1 third quarter and the first nine months of the year. +8% +8% 16,561 17,905 5,572 6,026 3Q17 3Q18 9M17 9M18

Private Sector Residential sector continued its growth in the third Approved Building Permits quarter of 2018. 60% Year-over-year growth based on floor area1 The sector’s performance should be sustained by 40% demand from the growing offshoring and outsourcing 20% (O&O) work force and sustained remittances. 0% -20% Non-residential construction activity remained positive -40% in the third quarter of 2018. 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 Analysts reported record-high commercial space net Residential Non-residential take-up during the first half of 2018, driven by demand from offshoring and outsourcing (O&O) firms and startups requiring flexible working spaces. Additionally, Investment in Private Construction expansion of the manufacturing sector should support Year-over-year growth1 industrial growth for the rest of the year. 1Q18 2Q18 6M18 6.7% 7.9% 7.3%

Public Sector Disbursement on Infrastructure and Capital Outlays Infrastructure activity continued to accelerate in (in PHP billion)1 the third quarter of 2018 supported by 50% year-over-year growth in infrastructure and capital 2017 2018 +75% outlays for the first eight months of 2018. +28% The Department of Finance announced that 10 of +94% +71% 75 flagship projects of the “Build, Build, Build” +46% 85 +26% program are slated to start within the year. Strong +46% 72 66 68 growth for the sector is expected for the rest of +23% 63 58 2018. 51 52 48 46 48 43 Public Construction, grew by 21% year-over-year 40 35 35 34 during the second quarter, accounting for 40.5% of total construction investments. Jan Feb Mar Apr May Jun Jul Aug Investment in Public Construction Year-over-year growth2 % of Total Construction Investments2 1Q18 2Q18 6M18 1Q18 2Q18 6M18 24.9% 21.0% 22.1% 20.8% 40.5% 32.0% Source: 1 Department of Budget and Management; Department of Finance; 2 Philippine Statistics Authority

Cost of Sales Cost of sales, as a percentage of sales, Cost of Sales Fuel and Power increased to 60% during 9M18 due to (% of net sales) (% of cost of sales) increased fuel and power costs, as a result of higher global fuel prices, depreciation of the Fuel Philippine Peso, and impact of tax reform. Cost of sales, as a percentage of sales, was Power 4 pp* higher in 3Q18 year-over-year as annual maintenance shutdown expenses were mostly reflected during the quarter. In 2017, shutdown-related expenses were done 63% 24% 22% 21% 24% mainly in 2Q. 58% 56% 60% Fuel costs accounted for 22% of cost of sales during the quarter, a decrease of 2 22% 22% 21% 23% pp year-over-year. Power costs accounted for 22% of cost of sales during the quarter, flat vs. the 3Q17 3Q18 9M17 9M18 3Q17 3Q18 9M17 9M18 same period last year, as lower power requirements due to mill maintenance mitigated higher grid rates. *Difference due to rounding

Operating Expenses Distribution Selling and Administrative Distribution expenses, as a percentage of (% of net sales) (% of net sales) sales, increased by 1 pp year-over-year for the first nine months of the year. Initiatives to increase operational efficiency mitigated higher fuel costs and other inputs. Sequentially, distribution expenses, as a percentage of sales, decreased by 2 pp in 3Q18, from 22% to 20%. Selling and administrative expenses, as a percentage of sales, declined by 2 pp during 20% 20% 20% 21% the first nine months of the year and by 1 pp 13% 12% 14% 12% during the quarter, on a year-over-year basis. 3Q17 3Q18 9M17 9M18 3Q17 3Q18 9M17 9M18

Operating EBITDA and Operating EBITDA Margin Operating EBITDA Variation1 Third quarter operating EBITDA decreased 15% year-over-year. 14% 11% Operating EBITDA margin during the quarter was 11%, 3 pp lower than 3Q17. Expenses grew at a higher rate than revenues given annual maintenance shutdown expenses in the third quarter of this year which were not 16% 14% present same period last year. Year-to-date, operating EBITDA decreased 8% compared to the same period last year. Operating EBITDA margin for the first % Refers to operating EBITDA margin nine months of the year was 14%. 1 Millions of Philippine Pesos

Net Income Net income for the quarter was at a loss of PHP 70 million, due to lower Net Income1 operating EBITDA, higher financial expenses and foreign exchange losses. During the first nine months of the year, the company incurred a loss of PHP 605 million due to higher income tax expenses recorded in the 688 second quarter. 202 Third Quarter January—September in million pesos 2018 2017 % var 2018 2017 % var Operating earnings 298 478 (38%) 1,332 1,702 (22%) 605 Financial income (expense), net (232) (208) (11%) (677) (667) (1%) - - 70 Foreign exchange gain (loss), net (59) (28) (113%) (470) (157) (199%) Income (loss) before income tax 7 241 (97%) 185 878 (79%) Income tax (expense) benefit (77) (39) (95%) (790) (190) (316%) 3Q17 3Q18 9M17 9M18 Consolidated net income (loss) (70) 202 N/A (605) 688 N/A 1 Millions of Philippine Pesos

3Q 2018 FREE CASH FLOW & GUIDANCE

Free Cash Flow January—September Third Quarter Free cash flow during the first nine 2018 2017 2018 2017 months reached PHP 1.6 billion after % var % var maintenance CAPEX and PHP 1.3 Operating EBITDA 2,410 2,627 (8%) 686 803 (15%) billion after strategic CAPEX. —Net Financial Expenses 677 667 232 208 —Maintenance Capex 493 413 131 218 —Change in Working Capital (778) (348) (30) (406) —Income Taxes Paid 420 424 177 118 —Other Cash Items (net) (8) (31) 6 (9) Free Cash Flow after 1,607 1,502 7% 171 675 (75%) Maintenance Capex —Strategic Capex 233 441 49 204 Free Cash Flow 1,373 1,061 29% 122 470 (74%) Millions of Philippine Pesos

Solid Plant Capacity Expansion On Oct. 18, 2018, Solid Cement Corporation signed an agreement with CBMI Construction Co., Ltd of China, for the procurement, construction and installation of the new line. Expected total investment: US$ 235 million New line expected to start operations in the fourth quarter of 2020.

Updates and Developments • CEMEX Go, a digital end-to-end solution that will provide a seamless experience for order placement, tracking of shipments, and managing invoices and payments for CHP’s main products, was launched in the Philippines on Oct. 15, 2018. The initiative is aligned with CEMEX’s global digital transformation. • Net promoter score (NPS) allows us to measure how our customers experience our products and services

2018 Guidance Cement volumes 10-11% PHP 700 million Maintenance CAPEX PHP 3,000 million Solid Plant Expansion CAPEX Capital expenditures PHP 40 million Other Strategic CAPEX PHP 3,740 million Total CAPEX Working capital Reduction of approximately P1,200 – 1,400 million

Sustaining Growth Improve Customer Experience • CEMEX Go • Net Promoter Score Favorable Macroeconomic Capture growth Fundamentals Empowered to • Solid expansion serve and Growing • Debottlenecking deliver Cement Demand Operational Excellence • Productivity • Alternative Fuels

Q&A SESSION 3Q 2018 RESULTS

3Q 2018 APPENDIX

Debt Information Maturity Profile1 2 6,656 Related Party Loans BDO Debt 5,027 Total Debt: PHP 15,270 Avg. life of debt: 4.5 years Net Debt to EBITDA3: 4.2x 1,664 1,214 1,074 429 394 140 140 140 35 2018 2019 2020 2021 2022 2023 2024 1 Millions of Philippine Pesos 2 Pertains to loans with CEMEX Asia B.V. 3 Last 12 months Consolidated EBITDA

Definitions 6M18 / 6M17 Results for the first six months of the years 2018 and 2017, respectively 9M18 / 9M17 Results for the first nine months of the years 2018 and 2017, respectively PHP Philippine Pesos Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products. Operating EBITDA Operating earnings before other expenses, net, plus depreciation and operating amortization. Free Cash Flow Operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation), Maintenance Capital Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures Expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies, Strategic capital investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on expenditures projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Change in Working capital in Only include trade receivables, trade payables, receivables and payables from and to related parties, other current the Free cash flow receivables, inventories, other current assets, and other accounts payable and accrued expense. statements Net Debt Total debt minus cash and cash equivalents.

Contact Information Investor Relations Stock Information In the Philippines PSE: +632 849 3600 CHP chp.ir@cemex.com